FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of July, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



                HSBC TO INCREASE STAKE IN VIETNAM'S TECHCOMBANK;
                    BUILDS ON ASIAN EMERGING MARKETS PLATFORM

HSBC has received approval from the State Bank of Vietnam to increase its stake in Vietnam Technological and Commercial Joint-Stock Bank (Techcombank) from 10 per cent to 15 per cent for a total consideration of US$33.7 million (VND539.4 billion). HSBC is the first foreign bank to receive approval for a 15 per cent strategic investment in a domestic Vietnamese bank. The increased stake in Techcombank reinforces HSBC's leading position in emerging markets.

In April, the Government of Vietnam passed a decree to allow foreign banks to own 15 per cent of a Vietnamese commercial bank which may be increased to 20 per cent subject to approval from the Vietnamese Government. In accordance with these new regulations, HSBC intends to immediately subscribe for new shares in Techcombank to increase its stake to 15 per cent. An application to the government will subsequently be submitted for a second tranche of shares to take its stake in the bank to 20 per cent.

Vietnam has a population of over 84 million. Its GDP has averaged over seven per cent in recent years, GDP per capita has doubled over the last 10 years and foreign direct investment grew by 55 per cent last year to a record high.

Vincent Cheng, Chairman of The Hongkong and Shanghai Banking Corporation Limited, said: "Raising our investment in Techcombank will allow us to expand our presence in one of Asia's fastest growing economies, and reflects our focus on emerging markets. In addition to our increased shareholding, we plan to extend the technical service assistance we provide to Techcombank, and both parties intend to explore joint business opportunities. HSBC has committed US$13.5 million to support the agreements on technical service assistance over a five-year period."

Founded in 1993, Techcombank is one of the country's largest joint stock banks, with assets totalling VND25,000 billion at 31 May 2007. Techcombank's 2,000 staff serve almost 200,000 personal and over 13,000 commercial customers through a network of over 100 branches and transaction offices in 20 provinces and cities across Vietnam.

Notes to editors:

1. HSBC in Vietnam
HSBC first opened an office in Saigon (now Ho Chi Minh City) in 1870. The branch operated for over 100 years, until its closure in 1975. HSBC also opened an agency of the bank at Haiphong in 1884 which was upgraded to a sub-office at the beginning of the 1920s. This arrangement continued until the closure of the agency in 1954. The bank was able to revive its strong links with Vietnam when representative offices were opened in Ho Chi Minh City and Hanoi in 1992. The Ho Chi Minh City representative office became a full service branch in 1995 and a branch was opened in Hanoi in March 2005.

2. The HSBC Group
The Hongkong and Shanghai Banking Corporation Limited is the founding and a principal member of the HSBC Group which, with around 10,000 offices in 82 countries and territories and assets of US$1,861 billion as at 31 December 2006, is one of the world's largest banking and financial services organisations.







                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  06 July 2007